Exhibit 99.2

Santiago, October 24, 2008.

GG/134/08

Mr.

Guillermo Larraín Rios

Superintendent of Securities and Insurance

RE: MATERIAL EVENT

              CORPBANCA

Dear Sir:

In accordance with Articles 9 and 10-2 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, as Chief Executive Officer of CORPBANCA, I hereby inform you of the following material event related to the company’s businesses:

On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the city of New York, United States of America, which was previously authorized by the Federal Reserve Board as communicated on October 22, 2008 as a material event.

Sincerely,

Mario Chamorro Carrizo
Chief Executive Officer

Rosario Norte 660, Las Condes - Casilla 80 D, Santiago, Chile

Phone (56-2) 687 8000

www.bancocorpbanca.cl